                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001
                          -----------------


                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___________ to ______________

                         Commission file number 0-15386

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                Cerner Corporation Associate Stock Purchase Plan
                             2800 Rockcreek Parkway
                              Kansas City, MO 64117

B. Name of issue of the securities held pursuant to the plan and the address of its principal executive office:

                              REQUIRED INFORMATION


Report of Independent Auditors'                                                            3

Financial Statements and Schedule

         Financial Statements:

                  Statements of Net Assets Available for Participants
                  at December 31, 2001                                                     4

                  Statements of Changes in Net Assets Available for Participants
                  Period from inception (July 1, 2001) through December 31, 2001           5
                  Notes to Financial Statements                                            6

         Exhibit

                  Exhibit 23 - Consent of Independent Auditors'                            8



                                    SIGNATURE

The plan, pursuant to the requirements of the securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                                 ASSOCIATE STOCK PURCHASE PLAN


Dated: June 28, 2002                             By:  \s\ Marc G. Naughton
       -------------                                  --------------------------

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Cerner Corporation:


We have audited the accompanying statement of net assets available for participants of the Cerner Corporation Associate Stock Purchase Plan as of December 31, 2001 and the related statement of changes in net assets available for participants for the period from inception, July 1, 2001, through December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participants of the Cerner Corporation Associate Stock Purchase Plan as of December 31, 2001 and the changes in net assets available for participants for the period from inception, July 1, 2001, through December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.








Kansas City, Missouri
May 31, 2002

                               CERNER CORPORATION
                          ASSOCIATE STOCK PURCHASE PLAN
               Statement of Net Assets Available for Participants
                                December 31, 2001

Contributions receivable                                        $722,876
                                                                --------
                 Net assets available for participants          $722,876
                                                                ========


See accompanying notes to financial statements

                               CERNER CORPORATION
                          ASSOCIATE STOCK PURCHASE PLAN

         Statement of Changes in Net Assets Available for Participants

         Period from inception (July 1, 2001) through December 31, 2001




Associate contributions                                                    $1,336,612

Distributions to participants                                                 613,736
                                                                           ----------
                 Increase in net assets available for participants            722,876

Net assets available for participants:
     Beginning of period                                                           --
                                                                           ----------
     End of period                                                         $  722,876
                                                                           ==========


See accompanying notes to financial statements

                               CERNER CORPORATION
                          ASSOCIATE STOCK PURCHASE PLAN

                          Notes to Financial Statements

                                December 31, 2001





(1)    DESCRIPTION OF THE PLAN

       The following description of the Cerner Corporation Associate Stock Purchase Plan (the Plan) is provided for general information purposes only. Reference should be made to the Plan Agreement for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan was adopted by Cerner Corporation (the Company or Plan Administrator) effective July 1, 2001. The Plan is administered by the Company.

       (b)    ELIGIBILITY

              All full-time associates are eligible to participate in the Plan except for:

              - associates who, as of the date of grant of an option, have been continuously employed by the Company for less than two weeks;

              - associates who, immediately upon the grant of an option, own directly or indirectly, or hold options or rights to acquire under any agreement or Company plan, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of Company common stock; and

              - associates who are customarily employed by the Company for less than twenty hours per week or for not more than five months in any calendar year.

       (c)    CONTRIBUTIONS

              Participants may elect to make contributions from 1% to 20% of compensation to the Plan, subject to annual limitations determined by the Internal Revenue Service. Participants may purchase Cerner Corporation Common Stock (Common Stock) at a 15% discount on the last day of the purchase period. The Plan will have four offerings of the Company's Common Stock each calendar year. Once associates have enrolled in the Plan, they are not required to re-enroll each option period unless they have withdrawn from the Plan prior to the next enrollment period. Associates take ownership of the Common Stock shares once they have been purchased in any option period, however, these shares may not be sold, transferred, or assigned for a period of one year after the date issued. Accordingly, Common Stock is not held in the Plan.

       (d)    TRUSTEE

              The Trustee/Recordkeeper of the Plan is AST, which is a subsidiary of Solomon Smith Barney. The Trustee holds all assets of the Plan and executes all investment activity in accordance with the provisions of the Plan Agreement.

       (e)    DISTRIBUTIONS

              On the purchase date, Cerner will apply the balance of the Participant's Payment Account to the purchase of the number of shares of Common Stock and issue the shares to the Participant.

                               CERNER CORPORATION
                         ASSOCIATE STOCK PURCHASE PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2001


       (f)    PLAN TERMINATION

              Although they do not have any present intention of doing so, the Company has the right under the Plan to terminate the Plan. In the event of termination, net assets shall be distributed to participants in accordance with their account balances.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The accompanying financial statements have been prepared on the accrual basis of accounting.

       (b)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(3)    FEDERAL INCOME TAXES

       The Plan is not exempt from taxation under Section 501(a) of the Internal Revenue Code (the Code), however, the Plan's intent is to satisfy the requirements of Section 423 of the Code. The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

                          INDEPENDENT AUDITORS' CONSENT


The Board of Directors
Cerner Corporation:


We consent to incorporation by reference in the registration statements (No. 333-77029, No. 333-75308, No. 333-70170, No. 33-56868, No. 33-55082, No.
33-41580, No. 33-39777, No. 33-39776, No. 33-20155, and No. 33-15156) on Form
S-8 of Cerner Corporation of our report, dated May 31, 2002, relating to the statement of net assets available for participants of the Cerner Corporation Associate Stock Purchase Plan as of December 31, 2001, and the related statement of changes in net assets available for participants for the period from inception, July 1, 2001, through December 31, 2001.









Kansas City, Missouri
June 28, 2002




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